Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENVISION HEALTHCARE CORPORATION

FIRST: The name of the corporation is Envision Healthcare Corporation (the “Corporation”).

SECOND: The registered office of the Corporation in the State of Delaware is 4001 Kennett Pike, Suite 302, in the City of Wilmington, County of New Castle, Delaware 19807. The name of the registered agent at such address upon whom process against the Corporation may be served is Maples Fiduciary Services (Delaware) Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, with a par value per share of $0.01 (the “Common Stock”).

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, the bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation (the “Board of Directors”), but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: (a) No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that such directors may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, as so amended, or (iv) for any transaction from which the director derived an improper personal benefit.

(b) To the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended, the Corporation shall indemnify and advance expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred, to each person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director of the Corporation, provided that, except as otherwise provided in the bylaws of the Corporation, the Corporation shall not be obligated to indemnify or advance expenses to a director of the Corporation in respect of an action, suit or proceeding (or part thereof) instituted by such director, unless such action, suit or proceeding (or part thereof) has been authorized by the Board of Directors. The rights provided by this subsection (b) of this Article SIXTH shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the bylaws, by agreement, vote of the stockholders, approval of the directors of the Corporation or otherwise.

*        *        *